FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For December 2004

Commission File Number: 001-11960

AstraZeneca PLC

15 Stanhope Gate, London W1K 1LN, England

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-_____________

AstraZeneca PLC

INDEX TO EXHIBITS

1.	Press release entitled, “Repurchase of Shares in AstraZeneca PLC”, dated 01 December 2004.

2.	Press release entitled, “Repurchase of Shares in AstraZeneca PLC”, dated 03 December 2004.

3.	Press release entitled, “Repurchase of Shares in AstraZeneca PLC”, dated 07 December 2004.

4.	Press release entitled, “New data establish AstraZeneca’s Arimidex" (Anastrozole) as superior to Tamoxifen in preventing cancer recurrence”, dated 08 December 2004.

5.	Press release entitled, “Repurchase of Shares in AstraZeneca PLC”, dated 13 December 2004.

6.	Press release entitled, “Repurchase of Shares in AstraZeneca PLC”, dated 15 December 2004.

7.	Press release entitled, “AstraZeneca Board Announcement”, dated 17 December 2004.

8.	Press release entitled, “Gefitinib (Iressa") lung cancer ISEL trial shows no overall survival advantage in a highly refractory population”, dated 17 December 2004.

9.	Press release entitled, “Clinical and Regulatory changes at AstraZeneca – Guidance from Sir Tom McKillop, Chief Executive”, dated 17 December 2004.

10.	Press release entitled, “Repurchase of Shares in AstraZeneca PLC”, dated 20 December 2004.

11.	Press release entitled, “Repurchase of Shares in AstraZeneca PLC”, dated 24 December 2004.

12.	Press release entitled, “Companies Act 1985 Section 198. Disclosure of Interest in Voting Shares in Public Companies”, dated 24 December 2004.

13.	Press release entitled, “Council recommends approval of Crestor in Japan”, dated 29 December 2004.

14.	Press release entitled, “Repurchase of Shares in AstraZeneca PLC”, dated 30 December 2004.

15.	Press release entitled, “Repurchase of Shares in AstraZeneca PLC”, dated 31 December 2004.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: January 5, 2004	By: /s/ A C N Kemp

Name: A C N Kemp
Title: Assistant Secretary

Item 1

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 30 November 2004, it purchased for cancellation 700,000 ordinary shares of AstraZeneca PLC at a price of 2064 pence per share. Upon the cancellation of these shares, the number of shares in issue will be 1,652,349,596.

G H R Musker
Company Secretary
1 December 2004

Item 2

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 2 December 2004, it purchased for cancellation 650,000 ordinary shares of AstraZeneca PLC at a price of 2092 pence per share. Upon the cancellation of these shares, the number of shares in issue will be 1,651,699,596.

G H R Musker
Company Secretary
3 December 2004

Item 3

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 6 December 2004, it purchased for cancellation 750,000 ordinary shares of AstraZeneca PLC at a price of 2062 pence per share. Upon the cancellation of these shares, the number of shares in issue will be 1,650,949,596.

G H R Musker
Company Secretary
7 December 2004

Item 4

NEW DATA ESTABLISH ASTRAZENECA'S ARIMIDEX™
(ANASTROZOLE) AS SUPERIOR TO TAMOXIFEN IN
PREVENTING CANCER RECURRENCE

New data, from the landmark ATAC (‘Arimidex‘, Tamoxifen, Alone or in Combination) trial, is presented today at the San Antonio Breast Cancer Symposium, USA. These definitive data show that in postmenopausal women with hormone sensitive, early breast cancer, AstraZeneca's treatment, ‘Arimidex‘ (anastrozole), reduces the risk of breast cancer returning by an additional 26 per cent over and above the 50 per cent reduction in risk already offered by tamoxifen. These data also conclude that ‘Arimidex‘ is associated with fewer life threatening side effects than those seen with tamoxifen, particularly blood clots, stroke and cancer of the womb lining.

The greatest fear for women who have been treated for early stage breast cancer is to have their cancer return. Experts agree that the first five years following primary surgery is when women are at greatest risk of their disease returning.

Data from the ATAC trial now conclusively demonstrate that ‘Arimidex‘ provides women with even greater protection than tamoxifen by reducing the risk of breast cancer recurrence by over half as much again. As a result, more women can live cancer free. A reduction in this risk of recurrence is associated with an improvement in overall survival; ‘Arimidex‘ offers women the best possible chance to stay alive and cancer free.

‘Arimidex‘ is the only drug of its type to have extensive safety data with over five years of clinical experience in early breast cancer. Tolerability is of primary concern for women with early breast cancer and for clinicians treating them. These data show that ‘Arimidex‘ is better tolerated than tamoxifen, both for serious life threatening side effects and other side effects affecting quality of life. Women taking ‘Arimidex‘ in the ATAC trial experienced more fractures and joint pain than those receiving tamoxifen, which is known to have a positive effect on bone mineral density. However, the side effects of ‘Arimidex‘ are considered more predictable and manageable than some of the serious side effects commonly associated with tamoxifen. Additionally, as a result of the better tolerability profile, women on ‘Arimidex‘ were more likely to stay on therapy for longer than those on tamoxifen.

The vast majority of patients in the ATAC trial have completed five years of treatment and these data are now considered conclusive. Breast cancer specialists believe that anastrozole should replace tamoxifen as the preferred initial hormonal treatment, in order to provide women with the best possible chance of staying free of their disease.

The ATAC trial is the largest and longest running early breast cancer treatment study. The trial reports data from over 9,300 postmenopausal women with early breast cancer who took either anastrozole or tamoxifen once per day for five years following their initial breast cancer surgery. This latest analysis compares the two groups of women once the majority had completed their treatment. The new data show that anastrozole reduces the risk of all forms of breast cancer recurrence by an additional 26 per cent over and above that offered by tamoxifen. Furthermore, anastrozole provides an additional 16 per cent reduction in the risk of the disease spreading to other parts of the body, compared to tamoxifen.

The ATAC trial compares five years of treatment with tamoxifen to five years of treatment with anastrozole, in women newly diagnosed with early breast cancer. 84 per cent of patients in the trial had tumours which are known to respond to hormonal treatment.

‘Arimidex‘ continues to grow strongly and in the first nine months of 2004, had sales of $578 million, an increase of 45 per cent on the same period last year (2003).

AstraZeneca is a major international healthcare business engaged in the research, development, manufacture and marketing of prescription pharmaceuticals and the supply of healthcare services. It is one of the world's leading pharmaceutical companies with healthcare sales of over $18.8 billion and leading positions in sales of gastrointestinal, oncology, cardiovascular, neuroscience and respiratory products. AstraZeneca is listed in the Dow Jones Sustainability Index (Global) as well as the FTSE4Good Index.

-Ends-

8 December 2004

Media Enquiries:
Edel McCaffrey, Tel: +44 (0) 207 304 5034
Steve Brown, Tel: +44 (0) 207 304 5033

Investor Enquiries:
Mina Blair, Tel: +44 (0) 207 304 5084
Jonathan Hunt, Tel: +44 (0) 207 304 5087

Item 5

REPURCHASE OF SHARES IN ASTRAZENECA PLC

 AstraZeneca PLC announced that on 10 December 2004, it purchased for cancellation 800,000 ordinary shares of AstraZeneca PLC at a price of 2125 pence per share. Upon the cancellation of these shares, the number of shares in issue will be 1,650,149,596.

G H R Musker
Company Secretary
13 December 2004

Item 6

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 14 December 2004, it purchased for cancellation 1,000,000 ordinary shares of AstraZeneca PLC at a price of 2059 pence per share. Upon the cancellation of these shares, the number of shares in issue will be 1,649,149,596.

G H R Musker
Company Secretary
15 December 2004

Item 7

ASTRAZENECA BOARD ANNOUNCEMENT

AstraZeneca PLC today confirms the appointment of Louis Schweitzer as non-executive Chairman with effect from 1 January 2005. Percy Barnevik will retire from the Board as Chairman and a Director on 31 December 2004. The appointment of Louis Schweitzer as Chairman was anticipated in the announcement of his appointment as a non-executive Director on 11 March 2004.

The Company also announces the appointment to the Board of Dr John Patterson as an Executive Director with effect from 1 January 2005 with responsibility for Development. Martin Nicklasson will become Executive Vice-President, Product Strategy and Licensing and President of AstraZeneca AB.

17 December 2004

Media Enquiries:
Edel McCaffrey, Tel: +44 (0) 207 304 5034
Steve Brown, Tel: +44 (0) 207 304 5033

Investor Enquiries:
Mina Blair, Tel: +44 (0) 207 304 5084
Jonathan Hunt, Tel: +44 (0) 207 304 5087

BIOGRAPHICAL DETAILS:

LOUIS SCHWEITZER

AstraZeneca PLC announced the appointment of Louis Schweitzer as a non-executive Director of the company on March 11 2004. He was elected Chairman and Chief Executive Officer of Renault in May 1992. Since taking office, Mr. Schweitzer has opened the company to private shareholders in 1994 and led the privatization of Renault in 1996. On March 27, 1999, Renault and Nissan agreed to join forces to achieve profitable growth for both companies forming a new entity ranking fifth in the world automotive industry. Since then, Renault has taken a majority stake in Dacia and Samsung in 2000 and became first stakeholder of AB Volvo in 2001, which is now running Renault's industrial vehicles activity. A new step of the alliance with Nissan was announced late 2001, including cross shareholding, increase of Renault's stake in Nissan and new joint management structure. Louis Schweitzer is President of the Management Board of Renault-Nissan BV since March 2002.

Louis Schweitzer joined Renault in May 1986. He became Chief Financial Officer and Executive Vice-President in 1988, President and Chief Operating Officer in December 1990, Chairman of the Renault-Nissan BV Board in March 2002.

Formerly, he was a Civil Servant at the Budget Department then served for five years as chief of the staff of Laurent Fabius, who was Minister of Budget in 1981, Minister for Industry and Research in 1983, and Prime Minister from 1984 to 1986.

Mr. Schweitzer got a Master's degree in Law and studied at the “Institut d'Etudes Politiques de Paris”. He carried on as a student at the “Ecole Nationale d'Administration” from which he graduated in 1970 as “Inspecteur des finances”.

Mr. Schweitzer serves on the board of AB Volvo, BNP-Paribas, Electricité de France, and Philips, VEOLIA Environnement, as well as on the board of a number of not-for-profit institutions.

Dr. JOHN PATTERSON

John Patterson qualified in Medicine in 1971 and obtained a Membership (now Fellowship) of the Royal College of Physicians in 1974. His career with Zeneca Pharmaceuticals (the company which merged with Astra in 1999 to form AstraZeneca) spanned 20 years, starting in 1975 as Medical Adviser in the Clinical Research Department. Subsequent appointments included: Manager of Clinical Research; Medical Director, ICI Germany; Vice President of Clinical Research and Medical Affairs and, subsequently, Medical Director, ICI Pharmaceuticals.

Before moving to AstraZeneca's Senior Executive Team, Dr. Patterson held the position of Territorial Business Director, responsible for all the businesses of Zeneca Pharmaceuticals outside the USA, responsible for directing the business operations of the national entities in 130 countries.

As Executive Vice President of Product Strategy & Licensing, Dr. Patterson was responsible for Global Marketing for all brands, including the management of the AstraZeneca product portfolio and licensing.

Dr. Patterson has an external responsibility as Director of the British Pharma Group. He is a former President of the Association of the British Pharmaceutical Industry, a former Non-Executive Director of Amersham PLC and a former member of the supervisory board of the UK Medical Control Agency.

- ENDS -

Item 8

GEFITINIB (IRESSA™) LUNG CANCER ISEL TRIAL SHOWS NO OVERALL
SURVIVAL ADVANTAGE IN A HIGHLY REFRACTORY POPULATION

AstraZeneca today announced that the initial analysis of the primary endpoint of Study 709, IRESSA Survival Evaluation in Lung cancer (ISEL) with 1692 patients has been conducted, and shows that IRESSA failed to significantly prolong survival in comparison to placebo in the overall population (HR 0.89, p=0.11, Median 5.6 vs 5.1 months), or in patients with adenocarcinoma (HR 0.83, p=0.07, Median 6.3 vs 5.4 months). There was a statistically significant improvement in tumour shrinkage (objective response rate), which did not translate into a statistically significant survival benefit. Prospective subgroup analyses suggested survival benefits in patients of Oriental origin and in patients who never smoked.

“The trial was well designed, the data are robust and there is no methodological explanation for these findings. Full results from ISEL will be presented in the first half of 2005,” commented Professor Nick Thatcher, Principal Investigator for the ISEL study.

“ISEL was a large well conducted study that demonstrated a similar objective response rate to that seen in the erlotinib study BR21 but, disappointingly, this did not result in an overall survival benefit.” commented Dr Alan Barge, Worldwide Medical Director for IRESSA. “Iressa clearly provides substantial benefits for some patients in clinical practice and we will be working to better understand this outcome including evaluation of EGFR expression and other biomarkers.”

AstraZeneca is now actively consulting with Regulatory Authorities to determine the impact of these data and intends to honour a commitment to continue to supply IRESSA to any patient receiving the drug who, in consultation with their physician, wishes to continue treatment. Patients currently being prescribed IRESSA should continue to take their medication and should consult their physician about their ongoing treatment at the first opportunity.

Oriental patients were recruited from a number of countries including Malaysia, Phillippines, Singapore, Taiwan and Thailand.

The ISEL study investigated the survival benefit of IRESSA 250mg daily as monotherapy in patients with advanced NSCLC who had failed one or more lines of chemotherapy and is the largest ever trial conducted in this population. The split between 2nd and 3rd line patients was approximately 50/50. Approximately 1,700 patients were enrolled; the study population was representative of the general NSCLC population and patients who enrolled were either intolerant of, or refractory to, their most recent prior chemotherapy regimen.

Lung cancer is the world’s biggest cancer killer: according to the World Health Organisation in 2002, more than 1.3 million new cases were diagnosed that year and during the same period more than 1.1 million people died from the disease. IRESSA is currently licensed for treating the most common form of lung cancer, Non-Small Cell Lung Cancer (NSCLC), which accounts for approximately 80 percent of all lung cancer cases. More than 210,000 patients have been treated with IRESSA and it is licensed in more than 30 countries including the US, Japan, Canada, Australia and Switzerland.

AstraZeneca is a major international healthcare business engaged in the research, development, manufacture and marketing of prescription pharmaceuticals and the supply of healthcare services. It is one of the world's leading pharmaceutical companies with healthcare sales of over $18.8 billion and leading positions in sales of gastrointestinal, oncology, cardiovascular, neuroscience and respiratory products. AstraZeneca is listed in the Dow Jones Sustainability Index (Global) as well as the FTSE4Good Index.

A financial analysts teleconference is being held at 12:00 GMT, 13:00 CET, 07:00 EST, today, Friday 17th December 2004. Dial in details:

UK freephone 0800 279 9640
US freephone 1 866 850 2201
Europe +44 (0)20 7019 9504
Emergency back-up +44 (0)20 7098 0713

Journalists may listen in only on the following number:

+44 (0) 20 7784 1004 UK Toll

This will be followed by a journalist teleconference at 13.15 GMT. Dial in details for this teleconference are as follows:

+44 (0) 20 7098 0713 UK Toll
+46 (0) 85 661 8405 Sweden Toll

17th December 2004

Media Enquiries:
Edel McCaffrey, Tel: +44 (0) 207 304 5034
Steve Brown, Tel: +44 (0) 207 304 5033

Investor Enquiries:
Mina Blair, Tel: +44 (0) 207 304 5084
Jonathan Hunt, Tel: +44 (0) 207 304 5087

Item 9

CLINICAL AND REGULATORY CHANGES AT ASTRAZENECA-
GUIDANCE FROM SIR TOM McKILLOP, CHIEF EXECUTIVE

AstraZeneca is committed to the development of innovative medicines but Exanta and Iressa, two products based on breakthrough science, have suffered setbacks.

Following the non-approval of Exanta by FDA, we accelerated a significant programme of change in the development and regulatory functions, based on the learning from these and other experiences. Today’s announcement of John Patterson’s appointment to the Board as Executive Director responsible for DeveIopment is a further step in this process. John Patterson is highly experienced in clinical and regulatory development and has been closely associated with the development of a number of successful products, including our oncology portfolio and Seroquel. He is also widely experienced in the industry, in development and all facets of product strategy.

I have charged John with overseeing in particular:

  The design and implementation of all clinical and regulatory programmes with emphasis on rigorous risk assessment and risk management;
  Implementation of substantial changes to the clinical organisation and its processes;
  The improvement of our regulatory capability and our effectiveness in interactions with regulatory authorities.

AstraZeneca has always set out to deliver sustainable shareholder value. These recent disappointments set in a more hostile environment towards pharmaceutical stocks, have resulted in a substantial loss of value. I am determined to improve our development and regulatory performance, restore confidence in the company and value to shareholders.

The company is financially strong and is both committed to and capable of delivering good earnings growth derived from its existing growth portfolio, coupled with rigorous cost management. Particular emphasis is being given to:

  Productivity across all business areas to underpin margin improvement; and
  Maximising underlying free cash flow to enhance potential shareholder return.

Financial performance in 2004 remains strong and the company reiterates earnings per share guidance for the year of $2.10 or a little better, before exceptional items or any provisions for Iressa assets or additional charges relating to Exanta, should it not gain approval in France.

I will provide an update on the progress we are making as a part of the Annual Results presentation on 27th January 2005.

17th December 2004

Media Enquiries:
Edel McCaffrey, Tel: +44 (0) 207 304 5034
Steve Brown, Tel: +44 (0) 207 304 5033

Investor Enquiries:
Mina Blair, Tel: +44 (0) 207 304 5084
Jonathan Hunt, Tel: +44 (0) 207 304 5087

Item 10

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 17 December 2004, it purchased for cancellation 3,000,000 ordinary shares of AstraZeneca PLC at a price of 1894 pence per share. Upon the cancellation of these shares, the number of shares in issue will be 1,646,149,596.

G H R Musker
Company Secretary
20 December 2004

Item 11

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 23 December 2004, it purchased for cancellation 700,000 ordinary shares of AstraZeneca PLC at a price of 1854 pence per share. Upon the cancellation of these shares, the number of shares in issue will be 1,646,051,891.

G H R Musker
Company Secretary
24 December 2004

Item 12

Companies Act 1985 Section 198
Disclosure of Interest in Voting Shares in Public Companies

On 24 December 2004 we were informed by The Capital Group Companies, Inc., a registered investment manager in the U.S., that on 22 December 2004 its interest in the USD0.25 Ordinary Shares of AstraZeneca PLC had decreased to 233,153,407 shares (14.16 per cent of the current issued ordinary capital) from the previously notified level of 244,411,808 shares (14.78 per cent). Within the said holding of 14.16 per cent of the issued ordinary capital of AstraZeneca PLC, Capital Research and Management Company, an affiliate of The Capital Group Companies, Inc., has decreased its interest in these shares to 80,171,807 shares (4.87 per cent).

G H R Musker
Company Secretary
24 December 2004

Item 13

COUNCIL RECOMMENDS APPROVAL OF CRESTOR IN JAPAN

AstraZeneca announced today that the Pharmaceuticals Affairs Council has recommended that the Japanese Ministry of Health, Labour and Welfare (MHLW) approve CRESTOR™ (rosuvastatin) in Japan at a dose range of 2.5 -20 mg for the treatment of hypercholesterolaemia. The Council’s recommendation is contingent on final agreement of a post marketing surveillance programme. The recommended starting dose of 2.5 mg is in line with normal clinical practice in Japan where, compared to the western world, lower dose ranges of drugs, including statins, are made available.

Once pricing and reimbursement have been agreed, AstraZeneca, in partnership with Shionogi, will initiate the marketing of CRESTOR with the agreed post marketing surveillance programme to confirm its benefit-risk profile in the Japanese setting prior to a full-scale launch.

Cardiovascular disease (CVD) is the leading cause of death worldwide, resulting in approximately 15 million deaths globally each year. There are 150,000 deaths annually from CVD in Japan alone and the incidence of dyslipidaemia is increasing in this population.

Elevated LDL-C and low levels of HDL-cholesterol (HDL-C or “good” cholesterol) are established major risk factors for CVD and there is overwhelming evidence that a greater reduction of LDL-C is accompanied by a greater reduction in CV events. However, up to 40 per cent of patients with dyslipidaemia in Japan are still not achieving their cholesterol treatment goals described in the Japanese guidelines and remain at an unnecessary risk of CVD.

CRESTOR is the most effective statin at lowering LDL-C, with the added benefit of increasing HDL-C, enabling more patients to reach their LDL-C treatment goals than other available statins.

CRESTOR has now received regulatory approvals in 68 countries across five continents and has been launched in over 50 countries worldwide, including 19 European markets, the US and Canada. Almost 4 million patients have been prescribed CRESTOR and 14.5 million prescriptions have been written worldwide. Safety data from the post-marketing experience supports the favourable benefit: risk profile of CRESTOR and confirms that the safety profile is in line with other currently marketed statins.

AstraZeneca is a major international healthcare business engaged in the research, development, manufacture and marketing of prescription pharmaceuticals and the supply of healthcare services. It is one of the world’s leading pharmaceutical companies with healthcare sales of over $18.8 billion and leading positions in sales of gastrointestinal, oncology, cardiovascular, neuroscience and respiratory products. AstraZeneca is listed in the Dow Jones Sustainability Index (Global) as well as the FTSE4Good Index.

-ends-

December 29th 2004.

Further enquiries to:

Media Enquiries:
Chris Major, Tel: +44 (0) 207 304 5028
Edel McCaffrey, Tel: +44 (0) 207 304 5034
Steve Brown, Tel: +44 (0) 207 304 5033

Investor Enquiries:
Mina Blair, Tel: +44 (0) 207 304 5084
Jonathan Hunt, Tel: +44 (0) 207 304 5087

Note to News Editors:

CRESTOR is a trademark of the AstraZeneca group of companies.

Item 14

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 29 December 2004, it purchased for cancellation 500,000 ordinary shares of AstraZeneca PLC at a price of 1871 pence per share. Upon the cancellation of these shares, the number of shares in issue will be 1,645,551,891.

G H R Musker
Company Secretary
30 December 2004

Item 15

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 30 December 2004, it purchased for cancellation 500,000 ordinary shares of AstraZeneca PLC at a price of 1876 pence per share. Upon the cancellation of these shares, the number of shares in issue will be 1,645,051,891.

G H R Musker
Company Secretary
31 December 2004